April 6, 2006

NCI BUILDING SYSTEMS, INC.

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to SEC Staff Comments, dated March 23, 2006, to the Company’s Annual Report on Form 10-K for the Year Ended October 29, 2005 and Quarterly Report on Form 10-Q for the Quarter Ended January 29, 2006 (File No. 1-14315)

Dear Mr. Decker:

On behalf of NCI Building Systems, Inc. (the “Company”), transmitted herewith is the Company’s response to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated March 23, 2006 regarding our Annual Report on Form 10-K for the Year Ended October 29, 2005 and Quarterly Report on Form 10-Q for the quarter ended January 29, 2006 (File No. 1-14315).

Please telephone collect the undersigned ((713)-229-1796) of this Firm with any questions or comments you may have regarding the enclosed. In addition, please send copies of all correspondence with the Company directly to Ms. Kelly Rose, Baker Botts L.L.P., One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002-1584 (facsimile: (713)-229-7996).

Very truly yours,

BAKER BOTTS L.L.P.

By:	/S/ KELLY B. ROSE
Kelly B. Rose

cc:	Frances R. Powell
Mark E. Johnson
Todd R. Moore

MEMORANDUM

TO:	Mr. Rufus Decker Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission

FROM:	NCI Building Systems, Inc. (the “Company”)

DATE:	April 6, 2006

RE:	Response to SEC Staff Comments, dated March 23, 2006 Form 10-K for the Year Ended October 29, 2005 Form 10-Q for the quarter ended January 29, 2006 File No. 1-14315

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated March regarding our Annual Report on Form 10-K for the Year Ended October 29, 2005 and our Quarterly Report for the quarter ended January 29, 2006 (File No. 1-14315). For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold text. We respectfully request that the Staff review our responses at its earliest convenience.

Note 6 - Long-Term Debt, page 13

We note your response to prior comment 9. Please address the following:

•	Your disclosure in note 6 states that the Notes are convertible into cash or, in certain circumstances, a combination of cash and shares of your common stock. Please tell us what circumstances the Notes would be convertible into a combination of cash and shares of your common stock;

Response: The terms of the Notes are such that we will deliver cash up to the aggregate principal amount of notes to be converted ($180 million), and shares of our common stock in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. Subject to certain exceptions, upon conversion, holders may initially convert any outstanding notes into cash and shares of our common stock at a conversion rate equivalent to 24.9121 shares of common stock per $1,000 principal amount of notes.

When the Notes are tendered for conversion, the holder will receive the “conversion value” for each note tendered for conversion. The conversion value is calculated by multiplying the conversion rate (24.9121) by the ten trading day average closing price of the common stock beginning on the second trading day following the day the notes are submitted for conversion (the “Average Stock Price”). We will deliver the conversion value to holders as follows:

•	an amount in cash (the “principal return”) equal to the lesser of (a) the aggregate conversion value of the notes to be converted or (b) the aggregate principal amount of the notes to be converted;

•	if the aggregate conversion value of the notes to be converted is greater than the principal return, an amount in whole shares (the “net shares”), determined as set forth below, equal to such aggregate conversion value less the principal return (the “net share amount”); and

•	an amount in cash in lieu of any fractional shares of common stock.

The Notes are convertible under the following circumstances:

•	During any calendar quarter, if the closing price of common stock exceeds 120% of the conversion price ($40.14) for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter (once the notes become convertible in this scenario, they remain convertible), or

•	During the five business days after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the closing price of the common stock and the applicable conversion rate, or

•	Notes have been called for redemption, or

•	Upon the occurrence of specified corporate transactions, or

•	Upon the occurrence of certain designated events.

The number of net shares to be paid will be determined by dividing the net share amount by the Average Stock Price. Fractional shares are to be paid in cash.

The following examples illustrate the conversion mechanics:

Examples:

1)	Average Stock Price = $50

Conversion Value = 24.9121 x 50

Conversion Value = $1,245.60

Holder receives $1,000 in cash and $245.60 in whole shares of NCI common stock, payable in four shares of NCI common stock (at $50 per share) plus $45.60 in cash. Therefore the holder receives $1,045.60 in cash and four shares of NCI common stock.

2) Average Stock Price = $35 (below the conversion price, but assume the Notes are called for redemption, triggering a holder’s right to convert and a holder opts to convert).

Conversion Value = 24.9121 x $35

Conversion Value = $871.92

Holder receives $871.92 entirely in cash since the conversion value is less than the principal amount of $1,000.

•	Tell us how based on the terms of the Notes you determined it would qualify as Instrument C as described in EITF 90-19;

Response: The definition of Instrument C in EITF 90-19 is as follows:

Upon conversion, the issuer must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock.

We refer the Staff to the response to the first bullet above. The amount of the Notes accrued to the benefit of the holder exclusive of the conversion spread ($180 million), is required to be paid in cash, while, under most circumstances, the conversion spread must be paid in stock. The only circumstance under which the conversion spread might not be settle in stock would be if certain designated events (generally a change in control) occurred and our stock was converted into cash or another security, in which case the conversion spread would be payable in cash or such other security. Thus, we believe that based upon the terms of the Notes, that these Notes meet the definition of Instrument C in EITF 90-19.

•	Tell us how you determined the conversion option met the criteria of paragraphs 12 through 32 of EITF 00-19. Refer to the specific paragraph(s);

Response: As discussed above, we first applied EITF 90-19 “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion” and determined that the Notes fell into Instrument C. Instrument C treatment refers to paragraphs 12-32 of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. We analyzed the Notes compared to paragraphs 12-32 of EITF 00-19 and determined that the Notes did not contain any features which would need to be bifurcated and accounted for under SFAS 133 “Accounting for Derivatives”.

The terms of the Notes imply total issuable common shares of approximately 4.48 million (as further discussed below). We evaluated the Conversion Option and noted the Conversion Option met the criteria of EITF 00-19, paragraphs 12-32 and therefore is not required to be bifurcated and separately valued. The key issue was whether NCI had adequate authorized shares to issue in the event of conversion. The Conversion Option is implicitly capped as to the number of shares that could be issued due to the fact that as NCI’s stock price rises, the number of additional shares to be issued decreases. We will follow EITF 03-7 “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue No. 90-19)” and no accounting for the conversion will be required until exercise. At that time the Notes will be retired at face for cash and any shares issued for the conversion spread should be accounted for within equity (i.e., no beneficial conversion feature). The settlement method is net-share settlement as defined in EITF 00-19. Applicable paragraphs are as follows:

EITF 00-19, Paragraphs 12-32:

Additional Conditions Necessary for Equity Classification

12. Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash.

Response: The indenture governing the Notes (the “Indenture”) does not specify any circumstances in which net-cash settlement is required other than circumstances in which the holders of the underlying shares would also receive cash.

13. Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28), all of the following conditions must be met for a contract to be classified as equity:

The contract permits the company to settle in unregistered shares.

14. The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.

Response: NCI can deliver unregistered shares to satisfy conversion during registration default. The Indenture does not require NCI to deliver registered shares upon conversion of the Notes. However, if Notes are converted at a time during which NCI would be required to pay additional interest on the Notes because of the failure to keep a registration statement effective, the conversion rate will be multiplied by 103%.

15. A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using “commercially reasonable means.” That valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term commercially reasonable means is sufficiently objective from a legal perspective to prevent counterparty from producing an unrealistic value that would then compel a company to net-cash settle the contract. Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the settlement alternatives have different economic values.

Response: Provision met. As set forth above, we believe that the 3% premium for unregistered shares delivered upon conversion is objective in that it is required by the Indenture and is a commercially reasonable premium for unregistered shares.

16. If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.

Response: As set forth above, the conversion rate is multiplied by 103% in the event of a registration default, resulting in the issuance of 103% of common shares that would otherwise be issuable upon conversion during a registration default. Management believes the 3% reflects the fair value of the restricted shares and is not a penalty, but rather reflects the fair value of the unregistered shares requiring the holder of the unregistered shares to find a willing buyer, as opposed to being able to trade such shares on the NYSE.

17. The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company’s control.

Response: As explained above, the Indenture does not require that the shares delivered upon conversion be registered.

18. The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force’s consensus in paragraph 14, above.

Response: The provision is not applicable because the Indenture does not require the delivery of registered shares.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

19. If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company’s own stock) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract. If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.

Response: NCI has adequate shares available for net share settlement. As demonstrated below, the maximum number of shares that could be issued upon conversion of the Notes, including with the payment of any required make-whole provision, is 5.9 million shares. NCI’s certificate of incorporation authorizes the issuance of 50 million shares of common stock. At October 29, 2005, 21.4 million were issued and outstanding and an additional 1.3 million were issuable upon the exercise of outstanding options.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

20. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate.

Response: The Indenture provides an absolute cap on the number of shares that may be delivered upon conversion of the Notes. As demonstrated below, the maximum number of shares that could be issued upon conversion of the Notes, including the payment of any required make-whole provision, is 5.9 million shares.

21. If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares (the available number after considering the maximum number of shares that could be required to be delivered during the contract period under existing commitments as addressed in paragraph 19 of this Issue and including top-off or make-whole provisions as discussed in paragraph 26 of this Issue) to determine if net-share settlement is within the control of the company. A contract termination trigger alone (for example, a provision that requires that the contract will be terminated and settled if the stock price falls below a specified price) would not satisfy this requirement because, in that circumstance, the maximum number of shares deliverable under the contract is not known with certainty unless there is a stated maximum number of shares.

Response: The provision is met because the maximum number of shares that could be issued under the Notes is capped at 5.9 million. NCI currently has in excess of 25 million shares available for issuance.

22. The Task Force discussed a proposed contract structure that would include a cap on the number of shares that must be delivered upon net share settlement but would also provide that any contract valued in excess of that capped amount may be delivered to the counterparty in cash or by delivery of shares (at the company’s option) when authorized, unissued shares become available. The proposed structure would require the company to use its best efforts to authorize sufficient shares to satisfy the obligation. It is assumed that under the proposed structure, the number of shares specified in the cap is less than the company’s authorized, unissued shares less the number of shares that are part of other commitments (see paragraph 19, above).

Response: The provision is not applicable because NCI has adequate shares available to satisfy the Notes. See 19 above.

23. The Task Force concluded that use of the company’s best efforts to obtain sufficient authorized shares to settle the contract is within the company’s control. Accordingly, the Task Force reached a consensus that if the contract provides that the number of shares required to settle the excess obligation is fixed on the date that net-share settlement of the contract occurs, the excess shares need not be considered when determining whether the company has sufficient, authorized, unissued shares to net-share settle the contract pursuant to paragraph 19, above. However, the contract may provide that the number of shares that must be delivered to settle the excess obligation is equal to a dollar amount that is fixed on the date of net share settlement (which may or may not increase based on a stated interest rate on the obligation) and that the number of shares to be delivered will be based on the market value of the stock at the date the excess amount is settled. In that case, the excess obligation represents stock-settled debt and would preclude equity classification of the contract (or, if partial net-share settlement is permitted under the contract pursuant to paragraph 11, above, would preclude equity classification of the portion represented by the excess obligation).

Response: Shares are implicitly fixed (as described further below), and thus this instrument does not allow for settlement of indeterminate number of shares.

24. As discussed in paragraphs 53–56, a company may have existing derivative contracts as of September 20, 2000, that are not subject to the consensuses in paragraphs 10–32 of this Issue until June 30, 2001 (if they remain outstanding at that date), and that do not have a limit on the number of shares that could be delivered in a net-share settlement. Therefore, the number of shares that could be delivered under those derivative contracts in a net-share settlement is essentially indeterminate. The Task Force observed that if one of those contracts is outstanding at the date the company enters into a new contract subject to this Issue, the company could be precluded from concluding that it has sufficient shares authorized and unissued to net-share settle the new contract as a result of the absence of a cap in the preexisting contract. The Task Force reached a consensus that, until June 30, 2001, contracts outstanding as of the date of the consensuses in paragraphs 10–32 (September 20, 2000) that do not include a cap should be deemed to have a cap equal to the number of shares that would be required to net-share settle the contract on September 20, 2000, as if the contract matured on that date. That deemed cap is the number of shares that should be considered in determining whether there are sufficient authorized, unissued shares to permit net-share or physical settlement of new contracts entered into after September 20, 2000. If on June 30, 2001, those preexisting contracts remain outstanding, the deemed cap no longer applies. After that date, if the absence of the deemed cap causes share settlement of contracts to be outside the control of the company, those preexisting contracts and any new contracts entered into after September 20, 2000 that were classified as equity instruments must be reclassified to assets or liabilities on June 30, 2001. Refer to the transition discussion in paragraph 53 for guidance on how the reclassification should be accounted for.

Response: The provision is not applicable because the company does not have existing derivative contracts contemplated by this paragraph.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

25. The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.

Response: There is no such requirement in the Indenture.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

26. Some contracts include top-off or make-whole provisions. While the exact terms of such provisions vary, they generally are intended to reimburse the counterparty for any losses it incurs or to transfer to the company any gains the counterparty recognizes on the difference between the settlement date value and the value received by the counterparty in subsequent sales of the securities within a specified time after the settlement date. If such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including “top-off” or “make-whole” provisions) is fixed and less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments as discussed in paragraph 19, above), a top-off or make-whole provision would not preclude equity classification. If those conditions are not met, equity classification would be precluded.

Response: The make-whole provision is capped at 32.8839 shares per $1,000 of principal amount of Notes outstanding, resulting in a cap of 5.9 million shares issuable. Therefore, based on the number of authorized shares available as discussed previously, the make-whole provision does not preclude equity treatment.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

27. Generally, if an event that is not within the company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded. For example, an event that causes a change in control of a company is not within the company’s control and, therefore, if a contract requires net-cash settlement upon a change in control, the contract generally must be classified as an asset or a liability. However, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision. In that case, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract. If instead of cash, holders of the shares underlying the contract receive other forms of consideration (for example, debt), the counterparty also must receive debt (cash in an amount equal to the fair value of the debt would not be considered the same form of consideration as debt). Similarly, a change-in-control provision could specify that if all stockholders receive stock of an acquiring company upon a change in control, the contract will be indexed to the shares of the purchaser (or issuer in a business combination accounted for as a pooling of interests) specified in the business combination agreement, without affecting classification of the contract.

Response: The Indenture provides that any make-whole premium will be payable in NCI stock or in the same form of consideration into which all or substantially all of NCI’s common stock has been converted in connection with the relevant event triggering the make-whole premium (generally, a change in control). Thus, the change of control provisions in the Indenture are applied on a consistent basis to all classes of equity holders, including holders of the Notes. Therefore, equity classification is not precluded.

28. The Task Force was advised that, in the event of nationalization, cash compensation would be the consideration for the expropriated assets and, as a result, a counterparty to the contract could receive only cash, as is the case for a holder of the stock underlying the contract. Because the contract counterparty would receive the same form of consideration as a stockholder, a contract provision requiring net-cash settlement in the event of nationalization does not preclude equity classification of the contract.

Response: Provision is not applicable in the Notes.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

29. To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company’s bankruptcy. Because a breach of the contract by the company is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not preclude equity classification.

Response: The Indenture provides that a bankruptcy is an event of default, and the entire principal amount of the Notes, and any interest payable thereon, becomes immediately due and payable. In addition, the Indenture provides that, if an event of bankruptcy involving the company has occurred, in lieu of delivering the principal return in cash and any net share amount in shares of common stock, the company has the right to deliver the conversion value to holders of Notes in cash, shares of common stock or a combination of cash and shares of common stock, at its option. Therefore, equity classification is not precluded.

30. As a result of the requirement described in the preceding paragraph, a contract cannot be classified as equity if the counterparty’s claim in bankruptcy would receive higher priority than the claims of the holders of the stock underlying the contract. The Task Force was advised that, generally, based on existing law, a net-share settled derivative that a company has a right to settle in shares even upon termination could be net-share settled in bankruptcy. The Task Force also was advised that if the contract is not net-share settled, the claim of the counterparty would not have priority over those of the holders of the underlying stock, even if the contract specified cash settlement in the event of bankruptcy. The Task Force was advised that in federal bankruptcy proceedings, a debtor cannot be compelled to affirm an existing contract that would require it to pay cash to acquire its shares (which could be the case, for example, with a physically settled forward purchase or written put). As a result, even if the contract requires that the company (debtor) pay cash to settle the contract, the company could not be required to do so in bankruptcy.

Response: The Indenture contains no provisions requiring that the conversion value be paid in cash in the event of a bankruptcy. As noted above, in the event of a bankruptcy, the company has the option of delivering the conversion value in cash, common stock or a combination of the two. Thus, the company could choose in a bankruptcy to pay the holders of Notes solely in shares of common stock. Thus the counterparty does not receive higher priority than the claims of holders of the stock underlying the contract and therefore classification as equity is not precluded.

31. Because of the complexity of federal bankruptcy law and related case law, and because of the differences in state laws affecting derivative contracts, it is not possible to address all of the legal issues associated with the status of the contract and the claims of the counterparty in the event of bankruptcy. A contract provision requiring net-cash settlement in the event of bankruptcy would not preclude equity classification if it can be demonstrated that, notwithstanding the contract provisions, the counterparty’s claims in bankruptcy proceedings in respect of the company could be net-share settled or would rank no higher than the claims of the holders of the stock underlying the contract. Determination of the status of a claim in bankruptcy is a legal determination.

Response: The Indenture does not include any provision to settle in cash as a result of bankruptcy, although in the event of bankruptcy NCI has the right (but not the obligation) to deliver the conversion value in cash, stock or any combination of cash and stock.

There is no requirement in the contract to post collateral at any point or for any reason.

32. A requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.

Response: The Indenture does not require the posting of collateral under any circumstances.

•	Tell us how you determined that the conversion option is implicitly capped as to the number of shares that could be issued; and

Response: Because the conversion value is determined by multiplying the conversion rate by the Average Stock Price, the number of shares to be delivered can never exceed the conversion rate, no matter what the stock price may be. In other words, the formula for determining the number of issuable shares results in a mathematical limit for the number of issuable shares, since the reference share price (i.e., the Average Stock Price) is included in both the numerator and the denominator of the formula. Therefore, the maximum number of shares that could be issued (absent the make-whole) is equal to the product of the conversion price and the number of $1,000 principal amount Notes outstanding (i.e.. 24.9121 x 180,000 = 4,484,178).

The Company has reserved an additional 1,434,924 shares of common stock for issuance under the make-whole. The Indenture provides that, notwithstanding any make-whole, in no event will the total number of shares of the Company’s common stock issuable upon conversion of the notes exceed 32.8839 per $1,000 principal amount of Notes. Therefore, the maximum number of shares that could ever be issued in connection with the Notes is 5,919,102.

•	Tell us how you determined that the make-whole provision met the criteria of paragraphs 12 through 32 of EITF 00-19 and therefore did not need to be bifurcated and valued.

Response: A make-whole premium will be paid upon the repurchase of the notes if either of the following occurs on or prior to November 15, 2009:

•	There is a fundamental change in which 50% or more of the Company’s common stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, shares of stock or other securities or property (including cash) or any combination thereof, or

•	A termination of trading.

The amount of the make-whole premium will be based on the stock price and the effective date of the designated event. No make-whole premium will be paid if the stock price is less than $30.41 per share or more than $130 per share. The make-whole premium will be payable in shares of common stock. The additional value is determined using a matrix which outlines the additional shares (or equivalent value in cash if all common shareholders only receive cash) to be granted on conversion. The make-whole provision falls within EITF 01-6, “The Meaning of “Indexed to a Company’s Own Stock”, which discusses embedded features within a host contract. We assessed the accounting for the make-whole provision using EITF 00-19 and noted that the Notes met the criteria of paragraphs 12 through 32 as noted in the previous response; accordingly, the make-whole provision is not required to be bifurcated and valued.

* * * *

Thank you for your consideration. Please contact Ms. Frances R. Powell at 281-897-7732 or Mark Johnson at 281-897-7658 with any questions.

cc:	Mr. Jeffrey Gordon

Mr. Nudrat Salik